

Embratel Participações Earnings Release

Fourth Quarter and Fiscal Year 2002 Results[1]

Rio de Janeiro, Brazil – February 4, 2003

Embratel Participações S.A.
(Embratel Participações or the "Company")
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
("Embratel").

[1] All financial figures are in Reais and based on consolidated financial in "Legislação Societária"

EMBRATEL REPORTS 2002 NET REVENUES OF R$7.1 BILLION
EBITDA rose 36% to R$1.4 billion;
Operating cash flow was R$ 1.5 billion
Initiated local services
Fourth quarter net income of R$112 million

Highlights

- ✓ Embratel reported net revenues of R$7.1 billion in 2002 and R$1.7 billion in the fourth quarter of 2002.

- ✓ Continued effort to manage calls and to discontinue services to non-payers, resulted in a more profitable revenue stream and led to voice revenues of R$5 billion in 2002. In the fourth quarter voice revenues were R$1.2 billion.

- ✓ Data & Internet revenues rose 4 percent to R$1.8 billion in 2002. In the fourth quarter, data & Internet revenues also rose 3.4 percent year-over-year and 3.1 percent quarter-over-quarter reaching R$451 million. Total data revenues were R$471 million in the quarter.

- ✓ EBITDA was R$1.4 billion in 2002 and R$316 million in the fourth quarter. Adjusted for the reclassification of employee profit sharing and the retirement incentive program, EBITDA margin would have been 19.8 percent in 2002 and 20.1 percent in the fourth quarter of 2002.

- ✓ Net income for the fourth quarter of 2002 was R$ 112 million.

- ✓ Provisions for doubtful accounts halved to 8.8 percent of net revenues in 2002 from 15.5 percent in 2001. In the fourth quarter provisions for doubtful accounts were 8.0 percent of net revenues as collections continue to improve. This was the fourth consecutive quarter of decline in provisions for doubtful accounts.

- ✓ Net debt amortization was US$54 million in 2002.

- ✓ Cash from operations was R$1.5 billion and year-end cash position rose to R$887 million, a 17.2 percent increase relative to the previous 2002 quarter.

- ✓ Capex was R$1.0 billion in 2002.

- ✓ Local services were initiated on a commercial basis.



Exhibit 1
Net Revenues 2002
R$ 7,107 million



Exhibit 2
Net Revenues 4Q 2002
R$ 1,720 million

Exhibit 3 R$ thousands	4Q01	3Q02	4Q02	% Var YoY	% Var QoQ	2001	2002	% Var YoY
Net Revenues	1.845.881	1.778.719	1.720.383	-6,8%	-3,3%	7.460.956	7.107.078	-4,7%
Ebitda	(189.465)	362.495	315.933	266,8%	-12,8%	997.279	1.358.136	36,2%
Ebitda Margin	*-10,3%*	*20,4%*	*18,4%*	28,6 p.p	-2,0 p.p	*13,4%*	*19,1%*	5,7 p.p
Ebit	(472.479)	73.908	15.366	103,3%	-79,2%	(64.352)	215.968	435,6%
Net Income/(Loss)	(286.260)	(549.644)	111.942	139,1%	120,4%	(553.671)	(626.342)	-13,1%

Data Communication Services

Data and Internet revenues grew 4 percent in 2002

Exhibit 4 R$ thousands	4Q01	3Q02	4Q02	% Var YoY	% Var QoQ	2001	2002	% Var YoY
Total Data	**461.653**	**455.409**	**470.624**	**1,9%**	**3,3%**	**1.814.729**	**1.832.439**	**1,0%**
Data & Internet	436.660	437.676	451.321	3,4%	3,1%	1.691.099	1.756.507	3,9%
Wholesale	24.993	17.733	19.303	-22,8%	8,9%	123.630	75.932	-38,6%

Embratel data communications revenues (data & Internet and wholesale) were R$1,832 million in 2002, representing a 1.0 percent increase relative to 2001.   Data & Internet revenues of R$1,757 million rose 3.9 percent from R$1,691 million in 2001.   " This performance is quite an achievement" said Jorge Rodriguez, President of Embratel, "2002 was a year of slow economic growth, considerable uncertainty and continued downward pressure on prices, but Embratel increased the number of installed 2Mbit equivalent circuits by 52 percent between December 2001 and 2002 and grew revenues."

The increase in the installed circuit base was the result of new services, net client additions, and bandwidth capacity growth for existing clients. It reflects the fact that Embratel maintains a very solid position in the data market and is well prepared to benefit from economic recovery.

Switched and satellite services revenues rose respectively 23 and 16 percent offsetting declines in dedicated services. Internet services revenues were flat in 2002.

Since privatization, Embratel has achieved a higher level of diversification in data revenues and grew its base in value added services. The services that lost ground in the revenue composition were those of a more commodity nature. As evidence of the company's innovative capabilities, approximately 27 percent of our data revenues derive from services that were developed in the past 4 years.

As a recent example, Embratel enhanced its Business IP VPN service, which is based on Multiproctocol Label Switching (MPLS) by introducing Quality of Service (QoS) guarantees. This additional feature enables clients to prioritize critical applications and differentiate traffic treatment at different parts of the VPN. This new feature is particularly useful in Multimedia applications and is customized according to client request. There are no restrictions as to distance nor speed since the feature can be offered from 64Kbps to 622Kbps throughout Embratel's entire Internet backbone currently comprising of 150 points-of-presence, 26 routing centers, two-way and 35Gbps transport capacity.

In addition, our client base has continued to expand. In the past 2 years, the net client base rose 28 percent. Embratel has also diversified client base in the past four years adding more medium and small companies to its client list. This has been the result of a coordinated strategy involving sales effort, product and access development. Services such as the attractive Business Link Fácil, a 60Kbps dedicated Internet link geared to the medium and small size business market can be offered competitively through Embratel's digital access network and points of presence. Through fiber, digital radio and wires, Embratel currently has direct connections to more than 32 thousand clients providing both data and voice services. This client base, which comprises most of the country's largest companies, will be our entry point for local services (see below).

In the fourth quarter 2002, Embratel's data communications revenue of R$471 million rose 3.3 percent sequentially and 1.9 percent annually. Again switched services accounted for the majority of this growth while dedicated, satellite and Internet revenues either grew or remained flat. In October 2002 Brazil elected senators, congressmen, state governors and a new president in a two-round election. Winners were known on the same day, at most, on the second day of voting. Embratel is proud to have provided services that contributed to this process.

Embratel greatly enhanced operating efficiency in 2002. Service recovery within six hours rose 11.1 percent. Average recovery time fell by half. The number of activations within 30 days rose 39 percent and the average time for activation dropped by 11 days. This excellent operating efficiency was recognized by our clients. In a Yankee Group research (Sep/Oct 2002) Embratel was rated as either excellent or very good by 74 percent of its clients.



Exhibit 5
Data Communications Net Revenues
R$ thousands



Exhibit 6
Data Communications Net Revenues
R$ thousands

Voice Services

Exhibit 7 R$ thousands	4Q01	3Q02	4Q02	% Var YoY	% Var QoQ	2001	2002	% Var YoY
Total Voice	**1.323.777**	**1.256.809**	**1.178.347**	**-11,0%**	**-6,2%**	**5.412.351**	**5.023.510**	**-7,2%**
Domestic Long Distance	1.140.967	1.092.271	1.010.842	-11,4%	-7,5%	4.555.279	4.356.796	-4,4%
International Long Distance	182.810	164.538	167.505	-8,4%	1,8%	857.072	666.714	-22,2%

Domestic Long Distance

Call management continues to contribute to enhanced revenues

As Embratel continued to focus on profitable revenues, it increased the number of lines blocked because of delinquency and fraud. At the end of 2001, approximately 1.8 million lines were blocked. This number more than doubled to 4.6 million in December 2002. This was the major cause for the decline of 4.4 percent in domestic long distance revenues of R$4.4 billion in 2002. Average domestic long distance revenue per minute in 2002 rose 3.0 percent year-over-year 2001 and 12 percent compared to 2000.

Market opening to more competitors also contributed to the reduction in domestic long distance revenues. The major impact from competition was felt on inter-regional long distance revenues arising from 0800 services belonging to the two regional operators that were authorized to handle inter-regional calls. Revenues from these two operators were approximately R$73 million in the first six months of the year. They dropped to R$20 million in the third quarter and to zero in the fourth because these operators directed this captive traffic to their own networks (in turn, Embratel began to book local revenues related to its own 0800 services). Competition also impacted residential traffic.

Embratel continues to grow revenues from its core business market. As part of its strategy to replace basic voice revenues with Embratel services that provide more value to corporate clients, the company continued to increase sales of VipPhone and Advanced Voice services. Combined revenues from these value added services increased 32 percent in 2002. The number of VipPhone clients rose by 55 percent in 2002. Embratel had no VipPhone clients in 1998 and today, they number nearly 5,000. Also revenues from business clients in alternative calling plans have grown more than 200 percent.

With respect to the residential and small company markets, Embratel has emphasized not only profitable but also recurring payer revenues. Embratel offered and was able to increase the number of customers in automatic debit accounts by 34 percent in 2002, thereby ensuring payment. Internet bill payment, introduced in December 2001, has grown significantly. Together, automatic debit and Internet bill payment represent approximately 30 percent of basic domestic long distance voice revenues. The number of lines co-billed monthly is approximately 25 percent of the recurring bills. In addition, Embratel continues to attract customers to alternative calling plans. Revenues from residential and small company customers in alternative calling plans has increased 131 percent in 2002.

Domestic long distance revenues in the fourth quarter were R$1.0 billion. As Embratel continues to enhance its knowledge of the non-paying client base, a substantial amount of lines were blocked in the fourth quarter, representing approximately 46% of the total amount of lines blocked in 2002. Although, the impact of this blocking on provisioning for doubtful receivables will only be visible in subsequent months, the impact on revenues is immediate and compared to the previous 2002 quarter, domestic long distance revenues declined 7.5 percent. Compared to the same year-ago quarter revenues fell 11.4 percent. Most of the decline in basic voice revenues (does not include advanced voice, VipPhone, etc.) is attributed to additional blocking of lines that due to bad debt and fraud were not profitable to Embratel. Competition and seasonal factors accounted for the remaining part of the decline. The fourth quarter had 62 business days compared to 66 in the third quarter and long holiday weekends contributed to even lower business traffic.





International Long Distance

Revenues stabilized in the fourth quarter of 2002

In the fourth quarter, international long distance revenues were R$168 million. Compared to the third quarter of 2002, international revenues grew 1.8 percent primarily due to inbound flows. Outbound revenues declined mainly as a result of blocking activity (fraud) and also due to competition, which seems to have stabilized in the fourth quarter.

International long distance revenues fell to R$667 million in fiscal year 2002 compared to R$857 million in 2001. In addition to our improved ability to detect fraud, which resulted in a larger amount of blocked lines, competition also contributed to the loss of traffic and the decline in revenues. Pricing however, remained relatively stable for outbound calls.





Local Services

Embratel initiated local services in the fourth quarter of 2002. Services have been launched on a commercial basis. To date, more than 300 clients have contracted local services. As Embratel interconnects new cities, it migrates its offices to its own service. Embratel local services start with a 2121 prefix. The company will be providing local services in 29 cities (including virtually all state capitals and other cities in the state of São Paulo). "As the only truly national local services player" said Purificacion Carpinteyro, Vice President of Local Services, "Embratel offers a single national number, per minute tariff charges (enabling clients to really know what they are paying for), as well as competitive prices." Embratel expects to initiate local services in all 29 cities by the end of the first quarter 2003.

EBITDA

Significant improvement in EBITDA due to improved collections

Exhibit 12 R$ thousands	4Q01	3Q02	4Q02	% Var YoY	% Var QoQ	2001	2002	% Var YoY
Net Revenues	**1.845.881**	**1.778.719**	**1.720.383**	**-6,8%**	**-3,3%**	**7.460.956**	**7.107.078**	**-4,7%**
Lines Costs	(885.947)	(805.852)	(773.889)	-12,6%	-4,0%	(3.567.487)	(3.274.291)	-8,2%
Other Cost of Service	(101.208)	(122.674)	(139.527)	37,9%	13,7%	(458.113)	(480.793)	5,0%
Selling Expenses	(781.455)	(266.408)	(262.810)	-66,4%	-1,4%	(1.576.714)	(1.072.601)	-32,0%
G&A Expenses	(244.529)	(238.465)	(244.090)	-0,2%	2,4%	(858.411)	(951.786)	10,9%
Others	(22.207)	17.175	15.866	171,4%	-7,6%	(2.951)	30.529	1134,5%
Ebitda	**(189.465)**	**362.495**	**315.933**	**266,8%**	**-12,8%**	**997.279**	**1.358.136**	**36,2%**
Ebitda Margin	*-10,3%*	*20,4%*	*18,4%*	*28,6 p.p*	*-2,0 p.p*	*13,4%*	*19,1%*	*5,7 p.p*

EBITDA was R$1.4 billion in 2002 representing a 36.2 percent increase relative to an EBITDA of R$997 million in 2001. EBITDA margin rose by 5.7 percentage points reaching 19.1 percent in 2002. The primary reasons for this growth were improved collections and lower interconnection costs.

During the fourth quarter 2002, the Brazilian Securities and Exchange Commission (CVM) determined that employee profit sharing, not solely linked to profits, be classified under operating expenses. Following standard practice, Embratel previously booked this expense below the operating line. Embratel has now recorded this expense, which is linked to company performance and not only to profits, above the operating line. This expense represented a 0.4 percentage point reduction in EBITDA margin.

Also, in the fourth quarter of 2002, Embratel made provisions for severance payments of R$21 million for an incentive retirement plan. Excluding the above two factors, EBITDA for 2002 would have been R$1,410 million representing a EBITDA margin of 19.8 percent in the year.

Provision for doubtful accounts almost halved to R$627 million (8.8 percent of net revenues) in 2002 from R$1.2 billion (15.5 percent of net revenues) in 2001. This 45.7 percent decline was achieved through the introduction of aggressive blocking of fraudulent and delinquent lines as well as by the continued efficiency and cost effective collection strategies enabled by the implementation of sophisticated blocking (Infusion) and collection (CACs) systems in the first quarter of 2002. Co-billing was initiated in May 2002 with Telemar and in July with Telefonica. Embratel carefully evaluated the efficiency of co-billing operations and expects that as the scale of accounts sent to co-billing rises, this billing alternative will also contribute for further reductions in doubtful accounts.

In 2002, a total of 148 points-of-presence for interconnection (PPI) were built adding to the network which today has more than 400 owned PPIs and another 329 points-of-presence using leased lines allowing us to reach all of Brazil. This substantial increase in PPIs contributed to the reduction in the amount paid for long distance interconnection (TU-RIU) and was part of the reason that led to the decline in interconnection costs to 46.1 percent of net revenues in 2002 from 47.8 percent in 2001. The elimination of non-paying traffic from our cost base also contributed to the reduction of interconnection costs as a percentage of net revenues.

Increases in third party services – associated with SG&A and Cost of Services rose. While these expenses partially offset the reductions mentioned above, some were related to the maintenance of newly introduced systems - call blocking, collections, billing and co-billing as well as higher use of outside consultants and advisors, especially in the fourth quarter associated with the company's financing program.

This past month, Anatel determined that local operators charge R$0.79 per bill to a long distance competitor for co-billing services. Embratel has applied to Anatel to receive equal treatment. Embratel expects to be granted the same right.

Other operating income improved in 2002 due to lower provisions for legal contingencies in the current year. Also, in 2001, provisions were recorded for the write-off of unrecoverable tax credits. In the third quarter of 2002 we obtained a reduction in pension expenses related to the employer matching portion of pension expenses for employees who left the company before achieving a fully vested status. Additionally, we were successful in recovering some credits in the fourth quarter.

In the fourth quarter of 2002, EBITDA was R$316 million declining 12.8 percent from the previous quarter.   Continued reductions in interconnection costs and provision for doubtful accounts were partially offset by interconnection rate increase fully implemented retroactively to June 2002. Additionally, the above mentioned severance payments and advisory fees associated with debt financing contributed to the decline in EBITDA in the fourth quarter of 2002. Excluding the severance provision and employee profit sharing, fourth quarter EBITDA would have been R$345 million representing an EBITDA margin of 20.1 percent.





EBIT

Operating income (EBIT) was R$216 million in 2002 compared to a loss of R$64 million in the previous year. This significant growth was the result of the above mentioned improvements.

In the fourth quarter 2002, EBIT was R$15 million dropping from R$74 million in the previous quarter. In addition to a R$12 million increase in depreciation, associated with more assets coming into service, fourth quarter labor provisions and advisory fees related to financing, reduced earnings.

Net Income

Fourth quarter net income was R$112 million

Exhibit 15	4Q01	3Q02	4Q02	% Var YoY	% Var QoQ	2001	2002	% Var YoY
Net Income/(Loss) (R$ thousands)	**(286.260)**	**(549.644)**	**111.942**	**139,1%**	**120,4%**	**(553.671)**	**(626.342)**	**-13,1%**
Shares Outstanding (million shares)	332.932	332.629	332.629			332.932	332.629	
Earnings per 1000 shares (R$)	**(0,86)**	**(1,65)**	**0,34**			**(1,66)**	**(1,88)**	

In the fourth quarter of 2002, net income was R$112 million compared to a loss of R$286 million in the fourth quarter of 2001. This result was brought about by our continued operating improvement and by the appreciation of the currency. Fourth quarter net income attenuated the annual 2002 loss of R$626 million. The major cause for the loss in 2002 was the effect of the devaluation of the Real vis-a-vis the US dollar (52.3 percent in the year) which exceeded the hedged portion of the Company's foreign currency debt (see Financial Position below).

Interest expense in 2002 was R$388 million while interest income was R$182 million. Interest income increased substantially compared to 2001 mainly due to fines collected from late payment.

The negative financial result for 2002 of R$1,457 million was mainly caused by negative exchange variation (net of exchange variation gains and hedge income) associated with the impact of the devaluation of the currency on the unhedged debt.

Financial Position

Total debt fell by US$ 54 million. Cash position of R$887 million.

In 2002 Embratel net debt amortization was US$54 million. US$34 million were amortized in the fourth quarter of 2002. This reduction in outstanding debt, as well as an year-end cash position of R$887 million evidence a continuous improvement in cash generation. Total borrowed funds declined to R$4.9 billion (US$1.4 billion) at year-end 2002 compared to R$5.2 billion (US$1.3 billion) at the end of the third quarter of 2002.

The Company's short-term hedged position is 62 percent. The company's hedged debt and respective average debt cost are in exhibit 16 below.

Exhibit 16	Sep 30,2002		Dec 31, 2002			
Embratel Participações S.A.	Amounts in R$ thousands	%	Amounts in R$ thousands	%	Average Cost of Debt	Average Maturity
Hedged short term debt (notional amount)	1.552.615	65,8%	1.599.623	62,3%	99,11% CDI	up to 12 months
Unhedged short term debt	807.568	34,2%	966.859	37,7%	US + 7,26% pa.	up to 12 months
Total short term debt	2.360.183	100,0%	2.566.482	100,0%		
Hedged long term debt (notional amount)	241.691	8,6%	246.894	10,6%	94,85% CDI	up to 1,62 years
Unhedged long term debt	2.581.576	91,4%	2.078.559	89,4%	US + 7,89% pa.	up to 7,78 years
Total long term debt	2.823.267	100,0%	2.325.453	100,0%		
Total hedged debt	1.794.306	34,6%	1.846.517	37,7%		
Total unhedged debt	3.389.144	65,4%	3.045.418	62,3%		
Total debt (net of hedge gains)	5.183.450	100,0%	4.891.935	100,0%		

At the end of the third quarter 2002, Embratel initiated discussions with creditor institutions with respect to the financing of its debt maturing in 2003 and the first half of 2004. These discussions evolved. "The negotiations are progressing steadily. We are in the process of finalizing contractual details", said Norbert Glatt, Embratel's CFO. Embratel will disclose further information about its financing program when the transaction is completed.

Accounts Receivables

The company's net receivable position on December 31, 2002 was R$1.6 billion an improvement of more than R$241 million relative to the previous 2002 quarter.   Gross receivables declined by R$117 million to R$3.6 billion, and accounted for approximately half of the reduction in net receivables - Provision for doubtful accounts of R$137 million in the fourth quarter accounted for the balance. In 2002, Embratel provisioned a total of R$627 million for doubtful accounts. Collections continue to improve and days sales outstanding, based on net receivables has dropped to 67 days, reaching its lowest point since January 2000, when Embratel initiated its own billing.

Exhibit 17 Embratel Participações SA R$ thousands	Gross Receivables	
	Dec 31,2002	Sep 30,2002
Accounts Receivables		
Voice Services	2.676.977	2.685.158
Data, Telco and Other Services	585.377	625.486
Foreign Administrations	319.126	387.543
Gross Receivables	3.581.480	3.698.187
Allowance for Doubtful Accounts	(1.990.484)	(1.866.486)
Net Receivables	1.590.996	1.831.701

Exhibit 18 Embratel Participações SA R$ thousands	Net Account Receivables	
	Dec 31,2002	Sep 30,2002
Voice Service	788.752	918.593
Current	67,9%	61,4%
1-60 days	23,1%	29,3%
61-120 days	9,0%	9,3%
> 120 days	0	0

CAPEX

Total 2002 capital expenditures were R$1.0 billion. Compared to 2001, capex fell by a bit more than R$400 million (30 percent). The breakout of this expenditure is the following: local infrastructure and access – 24.6 percent (including PPIs); data and Internet services – 16.9 percent; network infrastructure – 9.8 percent, others - 32.0 percent and Star One - 16.7 percent. Included in "others" are investments in IT and in switches.





Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with



any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

 

Exhibit 21 Embratel Participações SA Corporate Law Consolidated Income Statement R$ thousands	Quarter ending						% change	
	2002 Dec 31	%	2001 Dec 31	%	2002 Sep 30	%	Y-o-Y	Q-o-Q
Revenues								
Gross revenues	2.187.417		2.450.078		2.337.570		-10,7%	-6,4%
Taxes & other deductions	(467.034)		(604.197)		(558.851)		-22,7%	-16,4%
Net revenues	1.720.383	100,0%	1.845.881	100,0%	1.778.719	100,0%	-6,8%	-3,3%
Net voice revenues	1.178.347	68,5%	1.323.777	71,7%	1.256.809	70,7%	-11,0%	-6,2%
Net Domestic long distance	1.010.842	58,8%	1.140.967	61,8%	1.092.271	61,4%	-11,4%	-7,5%
Net International long distance	167.505	9,7%	182.810	9,9%	164.538	9,3%	-8,4%	1,8%
Net data communications	470.624	27,4%	461.653	25,0%	455.409	25,6%	1,9%	3,3%
Data & Internet	451.321	26,2%	436.660	23,7%	437.676	24,6%	3,4%	3,1%
Wholesale	19.303	1,1%	24.993	1,4%	17.733	1,0%	-22,8%	8,9%
Net other services	71.412	4,2%	60.451	3,3%	66.501	3,7%	18,1%	7,4%
Net revenues	1.720.383	100,0%	1.845.881	100,0%	1.778.719	100,0%	-6,8%	-3,3%
Cost of Services	(913.416)	-53,1%	(987.155)	-53,5%	(928.526)	-52,2%	-7,5%	-1,6%
Personnel	(70.000)	-4,1%	(47.135)	-2,6%	(51.791)	-2,9%	48,5%	35,2%
Third-party services	(54.135)	-3,1%	(39.970)	-2,2%	(56.777)	-3,2%	35,4%	-4,7%
Interconnection & facilities	(773.889)	-45,0%	(885.947)	-48,0%	(805.852)	-45,3%	-12,6%	-4,0%
Others	(15.392)	-0,9%	(14.103)	-0,8%	(14.106)	-0,8%	9,1%	9,1%
Selling expenses	(262.810)	-15,3%	(781.455)	-42,3%	(266.408)	-15,0%	-66,4%	-1,4%
Personnel	(65.473)	-3,8%	(59.790)	-3,2%	(61.694)	-3,5%	9,5%	6,1%
Third-party services	(57.461)	-3,3%	(52.396)	-2,8%	(49.012)	-2,8%	9,7%	17,2%
Allowance for doubtful accounts	(137.458)	-8,0%	(665.407)	-36,0%	(152.970)	-8,6%	-79,3%	-10,1%
Others	(2.418)	-0,1%	(3.862)	-0,2%	(2.732)	-0,2%	-37,4%	-11,5%
G&A expenses	(244.090)	-14,2%	(244.529)	-13,2%	(238.465)	-13,4%	-0,2%	2,4%
Personnel	(33.827)	-2,0%	(51.630)	-2,8%	(32.339)	-1,8%	-34,5%	4,6%
Third-party services	(165.650)	-9,6%	(146.354)	-7,9%	(150.970)	-8,5%	13,2%	9,7%
Taxes	(27.064)	-1,6%	(25.255)	-1,4%	(38.796)	-2,2%	7,2%	-30,2%
Employee profit sharing	(8.114)	-0,5%	9.584	0,5%	(8.197)	-0,5%	-184,7%	-1,0%
Others	(9.435)	-0,5%	(30.874)	-1,7%	(8.163)	-0,5%	-69,4%	15,6%
Other operating income/(expense)	15.866	0,9%	(22.207)	-1,2%	17.175	1,0%	171,4%	-7,6%
EBITDA	315.933	18,4%	(189.465)	-10,3%	362.495	20,4%	266,8%	-12,8%
Depreciation and amortization	(300.567)	-17,5%	(283.014)	-15,3%	(288.587)	-16,2%	6,2%	4,2%
Operating income (EBIT)	15.366	0,9%	(472.479)	-25,6%	73.908	4,2%	103,3%	-79,2%
Financial income (including monetary and exchange variation)	64.899	3,8%	49.686	2,7%	262.933	14,8%	30,6%	-75,3%
Interest income	54.977	3,2%	25.725	1,4%	55.282	3,1%	113,7%	-0,6%
Exchange variation	9.922	0,6%	23.961	1,3%	207.651	11,7%	-58,6%	-95,2%
Financial expense (including monetary and exchange variation)	101.042	5,9%	66.104	3,6%	(1.207.192)	-67,9%	52,9%	108,4%
Interest expense	(108.276)	-6,3%	(71.657)	-3,9%	(97.717)	-5,5%	51,1%	10,8%
Exchange variation	209.318	12,2%	137.761	7,5%	(1.109.475)	-62,4%	51,9%	118,9%
Other non-operating income/(expense)	(583)	0,0%	(61.209)	-3,3%	7.586	0,4%	-99,0%	-107,7%
Net income before tax, employee profit sharing and minority interest	180.724	10,5%	(417.898)	-22,6%	(862.765)	-48,5%	143,2%	120,9%
Income tax and social contribution	(60.911)	-3,5%	132.762	7,2%	309.236	17,4%	-145,9%	-119,7%
Minority interest	(7.871)	-0,5%	(1.124)	-0,1%	3.885	0,2%	-600,3%	-302,6%
Net income / (loss)	111.942	6,5%	(286.260)	-15,5%	(549.644)	-30,9%	139,1%	120,4%
End of period shares outstanding (000)	332.629.361		332.932.361		332.629.361			
Earnings per 1000 shares	0,34		(0,86)		(1,65)			

Exhibit 22 Embratel Participações SA Corporate Law Consolidated Income Statement R$ thousands	Twelve months ending				% change
	2002 Dec 31	%	2001 Dec 31	%	Y-o-Y
Revenues					
Gross revenues	9.217.872		10.052.001		-8,3%
Taxes & other deductions	(2.110.794)		(2.591.045)		-18,5%
Net revenues	7.107.078	100,0%	7.460.956	100,0%	-4,7%
Net voice revenues	5.023.510	70,7%	5.412.351	72,5%	-7,2%
Net Domestic long distance	4.356.796	61,3%	4.555.279	61,1%	-4,4%
Net International long distance	666.714	9,4%	857.072	11,5%	-22,2%
Net data communications	1.832.439	25,8%	1.814.729	24,3%	1,0%
Data & Internet	1.756.507	24,7%	1.691.099	22,7%	3,9%
Wholesale	75.932	1,1%	123.630	1,7%	-38,6%
Net other services	251.129	3,5%	233.876	3,1%	7,4%
Net revenues	7.107.078	100,0%	7.460.956	100,0%	-4,7%
Cost of Services	(3.755.084)	-52,8%	(4.025.601)	-54,0%	-6,7%
Personnel	(228.045)	-3,2%	(229.972)	-3,1%	-0,8%
Third-party services	(204.281)	-2,9%	(161.124)	-2,2%	26,8%
Interconnection & facilities	(3.274.291)	-46,1%	(3.567.487)	-47,8%	-8,2%
Others	(48.467)	-0,7%	(67.018)	-0,9%	-27,7%
Selling expenses	(1.072.601)	-15,1%	(1.576.714)	-21,1%	-32,0%
Personnel	(246.668)	-3,5%	(227.495)	-3,0%	8,4%
Third-party services	(188.331)	-2,6%	(176.643)	-2,4%	6,6%
Allowance for doubtful accounts	(627.136)	-8,8%	(1.155.498)	-15,5%	-45,7%
Others	(10.466)	-0,1%	(17.078)	-0,2%	-38,7%
G&A expenses	(951.786)	-13,4%	(858.411)	-11,5%	10,9%
Personnel	(134.514)	-1,9%	(162.749)	-2,2%	-17,3%
Third-party services	(585.085)	-8,2%	(442.127)	-5,9%	32,3%
Taxes	(163.521)	-2,3%	(180.700)	-2,4%	-9,5%
Employee profit sharing	(31.302)	-0,4%	(18.156)	-0,2%	72,4%
Others	(37.364)	-0,5%	(54.679)	-0,7%	-31,7%
Other operating income/(expense)	30.529	0,4%	(2.951)	0,0%	1134,5%
EBITDA	1.358.136	19,1%	997.279	13,4%	36,2%
Depreciation and amortization	(1.142.168)	-16,1%	(1.061.631)	-14,2%	7,6%
Operating income (EBIT)	215.968	3,0%	(64.352)	-0,9%	435,6%
Financial income (including monetary and exchange variation)	519.193	7,3%	192.457	2,6%	169,8%
Interest income	182.018	2,6%	92.281	1,2%	97,2%
Exchange variation	337.175	4,7%	100.176	1,3%	236,6%
Financial expense (including monetary and exchange variation)	(1.976.208)	-27,8%	(822.436)	-11,0%	140,3%
Interest expense	(388.042)	-5,5%	(315.053)	-4,2%	23,2%
Exchange variation	(1.588.166)	-22,3%	(507.383)	-6,8%	213,0%
Other non-operating income/(expense)	209.120	2,9%	(75.902)	-1,0%	375,5%
Net income before tax, employee profit sharing and minority interest	(1.031.927)	-14,5%	(770.233)	-10,3%	-34,0%
Income tax and social contribution	414.196	5,8%	222.088	3,0%	86,5%
Minority interest	(8.611)	-0,1%	(5.526)	-0,1%	55,8%
Net income / (loss)	(626.342)	-8,8%	(553.671)	-7,4%	-13,1%
End of period shares outstanding (000)	332.629.361		332.932.361		
Earnings per 1000 shares	(1,88)		(1,66)		

Exhibit 23 Embratel Participações SA Corporate Law Consolidated Income Statement R$ thousands	Quarter ending						% change	
	2002 Dec 31	%	2001 Dec 31	%	2002 Sep 30	%	Y-o-Y	Q-o-Q
Revenues								
Gross revenues	2.187.417		2.450.078		2.337.570		-10,7%	-6,4%
Taxes & other deductions	(467.034)		(604.197)		(558.851)		-22,7%	-16,4%
Net revenues	1.720.383	100,0%	1.845.881	100,0%	1.778.719	100,0%	-6,8%	-3,3%
Personnel	(169.300)	-9,8%	(158.555)	-8,6%	(145.824)	-8,2%	6,8%	16,1%
Third-party services	(277.246)	-16,1%	(238.720)	-12,9%	(256.759)	-14,4%	16,1%	8,0%
Interconnection & facilities	(773.889)	-45,0%	(885.947)	-48,0%	(805.852)	-45,3%	-12,6%	-4,0%
Allowance for doubtful accounts	(137.458)	-8,0%	(665.407)	-36,0%	(152.970)	-8,6%	-79,3%	-10,1%
Taxes	(27.064)	-1,6%	(25.255)	-1,4%	(38.796)	-2,2%	7,2%	-30,2%
Employee profit sharing	(8.114)	-0,5%	9.584	0,5%	(8.197)	-0,5%	-184,7%	-1,0%
Others	(27.245)	-1,6%	(48.839)	-2,6%	(25.001)	-1,4%	-44,2%	9,0%
Total Operating Costs/Expenses	(1.420.316)	-82,6%	(2.013.139)	-109,1%	(1.433.399)	-80,6%	-29,4%	-0,9%
Other operating income/(expense)	15.866	0,9%	(22.207)	-1,2%	17.175	1,0%	171,4%	-7,6%
EBITDA	315.933	18,4%	(189.465)	-10,3%	362.495	20,4%	266,8%	-12,8%
Net income / (loss)	111.942	6,5%	(286.260)	-15,5%	(549.644)	-30,9%	139,1%	120,4%
End of period shares outstanding (000)	332.629.361		332.932.361		332.629.361			
Earnings per 1000 shares	0,34		(0,86)		(1,65)			

Exhibit 24 Embratel Participações SA Corporate Law Consolidated Income Statement R$ thousands	Twelve months ending				% change
	2002 Dec 31	%	2001 Dec 31	%	Y-o-Y
Revenues					
Gross revenues	9.217.872		10.052.001		-8,3%
Taxes & other deductions	(2.110.794)		(2.591.045)		-18,5%
Net revenues	7.107.078	100,0%	7.460.956	100,0%	-4,7%
Personnel	(609.227)	-8,6%	(620.216)	-8,3%	-1,8%
Third-party services	(977.697)	-13,8%	(779.894)	-10,5%	25,4%
Interconnection & facilities	(3.274.291)	-46,1%	(3.567.487)	-47,8%	-8,2%
Allowance for doubtful accounts	(627.136)	-8,8%	(1.155.498)	-15,5%	-45,7%
Taxes	(163.521)	-2,3%	(180.700)	-2,4%	-9,5%
Employee profit sharing	(31.302)	-0,4%	(18.156)	-0,2%	72,4%
Others	(96.297)	-1,4%	(138.775)	-1,9%	-30,6%
Total Operating Costs/Expenses	(5.779.471)	-81,3%	(6.460.726)	-86,6%	-10,5%
Other operating income/(expense)	30.529	0,4%	(2.951)	0,0%	1134,5%
EBITDA	1.358.136	19,1%	997.279	13,4%	36,2%
Net income / (loss)	(626.342)	-8,8%	(553.671)	-7,4%	-13,1%
End of period shares outstanding (000)	332.629.361		332.932.361		
Earnings per 1000 shares	(1,88)		(1,66)		

Exhibit 25 Embratel Participações SA Corporate Law - Consolidated Balance Sheet R$ thousands	2002 Dec 31	2001 Dec 31	2002 Sep 30
Assets			
Cash and cash equivalents	886.991	652.153	756.693
Account receivables, net	1.590.996	1.929.278	1.831.701
Deferred and recoverable taxes	437.838	606.191	563.547
Other current assets	249.055	189.985	204.750
Current assets	**3.164.880**	**3.377.607**	**3.356.691**
Deferred and recoverable taxes	1.185.636	490.604	1.182.126
Legal deposits	270.011	341.562	197.954
Other non-current assets	40.385	66.865	47.470
Non-current assets	**1.496.032**	**899.031**	**1.427.550**
Investments	267.042	169.627	256.437
Net property, plant & equipment	7.795.867	7.849.429	7.743.393
Deferred fixed assets	121.787	162.382	131.936
Permanent assets	**8.184.696**	**8.181.438**	**8.131.766**
Total assets	**12.845.608**	**12.458.076**	**12.916.007**
Liabilities			
Personnel, charges and social benefits	118.075	99.202	121.284
Accounts payable and accrued expenses	1.680.690	1.569.123	1.554.899
Taxes and contributions	252.284	450.308	289.102
Dividends and interest on capital payable	23.466	30.240	23.483
Proposed dividends and interest on capital	14.254	-	-
Short term debt and current portion of long term debt	2.566.482	1.079.953	2.360.183
Provisions for contigencies	53.378	33.573	57.965
Pension plan -Telos	63.973	61.506	58.219
Employee profit sharing	42.113	22.610	34.000
Subsidiaries and associated companies	96.671	39.091	107.548
Other current liabilities	121.457	112.258	125.826
Current liabilities	**5.032.843**	**3.497.864**	**4.732.509**
Taxes and contributions	55.557	229.462	55.621
Long term debt	2.325.453	2.648.157	2.823.267
Pension plan - Telos	338.982	358.343	339.368
Other non-current liabilities	27.008	915	915
Non-current liabilities	**2.747.000**	**3.236.877**	**3.219.171**
Deferred income	**121.889**	**132.038**	**119.343**
Minority interest	**224.083**	**244.625**	**237.184**
Paid in capital	2.273.913	2.273.913	2.273.913
Income reserves	1.912.113	1.912.113	1.912.113
Treasury stock	(41.635)	(41.101)	(41.635)
Retained earnings	575.402	1.201.747	463.409
Shareholders' equity	**4.719.793**	**5.346.672**	**4.607.800**
Total liabilities and shareholders' equity	**12.845.608**	**12.458.076**	**12.916.007**
Total borrowed funds	4.891.935	3.728.110	5.183.450
Net debt	4.004.944	3.075.957	4.426.757
Net debt/Shareholders equity	0,85	0,58	0,96

Exhibit 26 Embratel Participações SA **Corporate Law** **Consolidated Statement of Cash Flow** R$ thousands	Twelve months ending		
	2000	**2001**	**2002**
Cash provided by operations:			
Net Income (Loss)	577.090	(553.671)	(626.342)
Adjustment to reconcile net income to cash provided by			
Operating activities			
Depreciation/Amortization	856.802	1.061.631	1.142.168
Other	(499.652)	236.213	970.133
Net Cash provided by operating activities	**934.240**	**744.173**	**1.485.959**
Cash flow from investing activities			
Capital Expenditures (excluding donations)	(1.420.187)	(1.465.008)	(1.034.700)
Other	54.941	(17.270)	53
Net cash used in investing activities	**(1.365.246)**	**(1.482.278)**	**(1.034.647)**
Cash flow after investments	**(431.006)**	**(738.105)**	**451.312**
Cash flow from financing activities			
Net (maturity) issuance of borrowings	650.100	1.143.499	(223.420)
Other	(153.884)	(175.855)	6.945
Net Cash from financing activities	**496.216**	**967.644**	**(216.475)**
Increase in cash and cash equivalents	65.210	229.539	234.838
Cash and cash equivalents at beginning of period	357.404	422.614	652.153
Cash and cash equivalents at end of period	**422.614**	**652.153**	**886.991**